Exhibit 99.4

November 15, 2021

To:	British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Newfoundland and Labrador Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Dear Sirs/Mesdames:

Re:  Perpetua Resources Corp. (the "Company")

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the information contained in the Company's Notice of Change of Auditor (the “Notice”) dated November 15, 2021, and based on our knowledge of such information at this time, we agree with the information contained in the Notice as it relates to PricewaterhouseCoopers LLP.

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Deloitte LLP will be provided to the Company's shareholders with the meeting materials relating to the Company's next annual general meeting of shareholders.

Yours very truly,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, 1900 Sixteenth Street, Suite 1600, Denver, CO 80202
T: (720) 931 7000, F: (720) 931 7100, www.pwc.com/us